SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

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FORM 6-K
 Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of June 2006

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AMERICAN ISRAELI PAPER MILLS LTD.
 (Translation of Registrant’s Name into English)
P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    Form 20-F                                        Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

    Yes                                        No

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated June 22, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD. (Registrant) By: /s/ Lea Katz Name: Lea Katz Title: Corporate Secretary

Dated: June 22, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated June 22, 2006

EXHIBIT 1

NEWS
Client: AMERICAN ISRAELI PAPER MILLS LTD. Agency Contact: PHILIP Y. SARDOFF For Release: IMMEDIATE

American Israeli Paper Mills Ltd. Declares Cash Dividend

Hadera, Israel, June 22, 2006 — American Israeli Paper Mills Ltd. (ASE:AIP) (the “Company” or “AIPM”) today reported that the Board of Directors of the Company declared a cash dividend in a total amount of NIS 100,030,966 million (approximately $22,403,352 million), or NIS 24.85 ($5.5655) per share. The dividend will be paid on July 18, 2006 to shareholders of record on July 5, 2006. The foregoing dollar value of the cash dividend is calculated based on the exchange rate in effect on June 21, 2006 of NIS 4.465 to $1.00. The exact dollar payment per each share will be determined on the record date, based on the exchange rate on such date.

In case of change in the issued share capital of the Company until the record date the dividend per share shall be adjusted accordingly.

The ex-dividend date on the American Stock Exchange is June 30, 2006. The ex-dividend date on the Tel Aviv Stock Exchange is July 6, 2006.

No Ordinary Share transfers between the Company’s US and Israeli registers will be permitted from June 30, 2006 through and including July 6, 2006, in order to avoid any confusion that may result from the different ex-dividend dates on the American Stock Exchange and the Tel Aviv Stock Exchange. The temporary suspension of transfers between registers will not affect the trading of the Company’s Ordinary Shares on either the American Stock Exchange or the Tel Aviv Stock Exchange.